EXHIBIT 3.1
                                                                     -----------

                  AMENDMENT TO THE CERTIFICATE OF INCORPORATION
                                       OF
                                  IVOICE, INC.


     iVoice, Inc., a corporation organized and existing under the laws of the State of New Jersey (the "Corporation"), hereby certifies as follows:

     1. The name of the corporation is iVoice, Inc. The Certificate of Incorporation of the Corporation was filed by the New Jersey Treasurer on April 25, 2003.

     2. This Amendment to the Certificate of Incorporation herein certified was authorized by the unanimous written consent of the Board of Directors on October 24, 2005 pursuant to the New Jersey Business Corporation Act of the State of New Jersey (the "CorporationLaw") and by a majority of those shareholders voting at the Annual Meeting of Shareholders held on March 31, 2006.

     3. The Amendment to the Certificate of Incorporation herein certified shall consolidate all of the Class A Common Stock Shares pursuant to a reverse split in the ratio of one (1) new share for every two hundred (200) shares currently held by a stockholder. No fractional shares or scrip shall be issued in connection with the reverse split and all calculations that would result in the issuance of a fractional share shall be rounded up into one (1) whole new share. Prior to the reverse split, there were a total of ten billion (10,000,000,000) Class A Common Stock Shares, no par value per share, authorized of which 9,994,728,373 Class A Common Stock Shares, no par value per share, were issued and outstanding and 5,271,627 shares were unissued. Following the reverse split, there were 49,973,642 shares of Class A Common Stock Shares, no par value per share, issued and outstanding and 5,271,627 shares unissued.

     4. The Amendment to the Certificate of Incorporation herein certified also reauthorizes the number of Class A Common Stock Shares, no par value per share, authorized to remain at 10 billion (10,000,000,000) shares following the foregoing reverse split.

     5. This Amendment to the Certificate of Incorporation will not adversely affect the rights or preferences of the holders of outstanding shares of any class or series.

     6. The reverse stock split will occur as soon as practicable following acceptance of this Amendment to the Certificate of Incorporation by the Treasurer of the State of New Jersey.

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     7. To accomplish the foregoing amendment, a new third paragraph shall be added to Article III, Capital Stock, Class A Common Stock Shares of the Certificate of Incorporation which is hereby inserted so that this section shall read:


                                   ARTICLE III
                                  CAPITAL STOCK

     "Class A Common Stock Shares. The Class A Common Stock Shares shall have no par value per share. With respect to all matters upon which shareholders are entitled to vote or to which shareholders are entitled to give consent, the holders of the outstanding shares of Class A Common Stock Shares shall be entitled on each matter to cast one (1) vote in person or by proxy for each share of the Class A Common Stock Shares standing in his, her or its name without regard to class, except as to those matters on which separate class voting is required by applicable law. There shall be no cumulative voting by shareholders.

     Upon the distribution by dividend to its shareholders of all of the outstanding shares of its wholly owned subsidiaries, iVoice Technology, Inc., Deep Field Technologies, Inc. and SpeechSwitch, Inc. (collectively referred to as the "Subsidiaries"), any fractional share that may be created by such distribution will be rounded up to a whole share.

     All shares of Class A Common Stock of the Corporation shall be consolidated pursuant to a reverse split in the ratio of one (1) new share for every two hundred (200) shares currently held by a stockholder. No fractional shares or scrip shall be issued in connection with the reverse split and all calculations that would result in the issuance of a fractional share shall be rounded up, and the fractional share shall be converted into one (1) new whole share of Class A Common Stock. Prior to the reverse split, there were a total of 10 billion (10,000,000,000) Class A Common Stock Shares authorized of which 9,994,728,373 of Class A Common Stock Shares, no par value per share, were issued and outstanding and 5,271,627 shares were unissued. Following the reverse split, there were 10 billion (10,000,000,000) Class A Common Stock Shares authorized of which 49,973,642 shares of Class A Common Stock Shares, no par value per share, were issued and outstanding and 5,271,627 shares were unissued."

IN WITNESS WHEREOF, the Corporation has caused this Amendment of the Certificate of Incorporation to be executed by a duly authorized officer on April 7, 2006.


iVoice, Inc.


By: /s/ Jerome Mahoney
    -----------------------
    Jerome Mahoney
    President and Chief Executive Officer